UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2018
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rayonier Advanced Materials Inc. Jesup Plant Savings Plan for Hourly Employees

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rayonier Advanced Materials Inc.
1301 Riverplace Boulevard, Suite 2300
Jacksonville, Florida 32207
Telephone Number: (904) 357-4600

Rayonier Advanced Materials Inc. Jesup Plant Savings Plan for Hourly Employees

As of December 31, 2018 and 2017
and for the Year Ended December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Rayonier Advanced Materials Inc. Jesup Plant Savings Plan for Hourly Employees
Jacksonville, Florida

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Rayonier Advanced Materials Inc. Jesup Plant Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2007.

/s/ Ennis, Pellum & Associates, P.A.

Ennis, Pellum & Associates, P.A.
Certified Public Accountants
Jacksonville, Florida
June 28, 2019

Rayonier Advanced Materials Inc. Jesup Plant Savings Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31, 2018	December 31, 2017
Investments
Investments, at fair value (Note 3)	$34,083,715	$38,659,995
Investments, at contract value (Note 4)	12,454,471	11,474,062
Total investments	46,538,186	50,134,057

Receivables
Notes receivable from participants	2,041,304	1,828,155
Participant contributions	124,600	121,851
Employer contributions	38,646	35,010
Accrued interest and dividends	5,100	4,699
Total receivables	2,209,650	1,989,715
Total assets	48,747,836	52,123,772

Liabilities
Due to broker for securities purchased	1,398	23,981

Net Assets Available for Benefits	$48,746,438	$52,099,791

The accompanying notes are an integral part of these financial statements.

Rayonier Advanced Materials Inc. Jesup Plant Savings Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2018
Additions to Net Assets
Investment income (loss):
Net depreciation in fair value of investments	$(4,776,553)
Interest and dividends	566,142
Total investment income (loss)	(4,210,411)

Interest on notes receivable from participants	96,119

Contributions:
Participant contributions	2,784,332
Employer contributions	1,615,106
Rollover contributions	73,320
Total contributions	4,472,758

Total additions to net assets	358,466

Deductions from Net Assets
Distributions to participants	(3,590,157)
Administrative expenses	(47,454)
Total deductions from net assets	(3,637,611)

Net decrease before transfers of assets from this plan	(3,279,145)

Net transfers of assets from this plan (Note 1)	(74,208)

Net assets available for benefits:
Beginning of year	52,099,791
End of year	$48,746,438

The accompanying notes are an integral part of these financial statements.

Rayonier Advanced Materials Inc. Jesup Plant Savings Plan for Hourly Employees

Notes to Financial Statements

1.	Description of the Plan
The following brief description of the Rayonier Advanced Materials Inc. Jesup Plant Savings Plan for Hourly Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible, hourly-paid, bargaining unit employees of the Jesup plant of Rayonier Advanced Materials Inc. (the “Company” or “Sponsor”). Eligible employees may contribute to the Plan on the first day of the month following 90 days of service without interruption or the date on which one year of eligibility service is completed, whichever is earlier. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the record keeper of the Plan, and administers the Plan’s investment assets for the benefit of participants. The Plan’s investments in Rayonier Advanced Materials Inc. common stock, mutual funds, and common investment trusts are held in trust (the “Trust”) and administered by Reliance Trust Company.
Contributions
Participants may contribute up to 16 percent of eligible compensation. Contributions may be made on a before-tax basis, after-tax basis or a combination thereof.
The Company makes a matching contribution equal to 50 percent of the first six percent of each participant’s eligible compensation contributed to the Plan.
The Company closed enrollment in its defined benefit pension plans to new employees hired or rehired after March 2009. Effective April 2009, eligible employees hired or rehired after March 2009 receive an enhanced retirement contribution in addition to the standard matching contribution, in accordance with the collective bargaining agreement. For the year ended December 31, 2018, the enhanced retirement contribution was $1,450 annually for each eligible employee.
Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances.
Vesting
Participants are fully vested in their contributions as well as actual earnings/losses thereon. Participants vest in the Company contributions and enhanced retirement contributions at a rate of 20 percent per year of service. Full vesting occurs after five years of service.
Forfeitures
The balance of forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. Total forfeitures were $10,647 for the year ended December 31, 2018. During 2018, forfeitures of $10,697 were utilized to reduce employer contributions and pay for administrative expenses. An insignificant amount of interest income is earned on the funds held in this account. At December 31, 2018 and 2017, the balance in forfeited, non-vested accounts totaled $6,909 and $6,608, respectively, and remains available in the MassMutual Separate Account Guaranteed Interest Contract (“SAGIC”).
Transfers
The Company maintains three defined contribution plans for its employees depending upon their employment status. If a participant changes employment status and is eligible to transfer into a different plan during the year, the participant can elect to

Rayonier Advanced Materials Inc. Jesup Plant Savings Plan for Hourly Employees

Notes to Financial Statements

transfer their account balance into the corresponding plan. The transfer is included in the “Net transfers of assets from this plan” line on the Statement of Changes in Net Assets Available for Benefits.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at the end of the year.
Participants are prohibited from transferring into most investment options if they have transferred into and out of the same option within the previous 60 days. The SAGIC is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant’s vested balance or (b) $50,000 reduced by the participant’s highest outstanding loan balance, if any, during the prior one-year period. Participants may not have more than one loan outstanding at a time. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent. Principal and interest are paid ratably through bi-weekly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants either at the time of termination or retirement, in the case of becoming disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their account. Alternatively, a participant may elect to defer distribution until April 1 of the year following the participant’s attainment of age 70-1/2, provided the participant’s vested account balance exceeds $1,000. In the event of termination of employment before retirement, a participant’s account balance will be distributed in a lump sum, or if the balance exceeds $1,000, over future periods or deferred.
Withdrawals may be made from the principal portion of a participant’s after-tax account balance contributed prior to October 2016.  Withdrawals from before-tax account balances, after-tax balances contributed after October 2016 and earnings on after-tax account balances are allowable before attaining the age of 59 ½ in the case of financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value (except for fully-benefit responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The plan administrator determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 3 - Fair Value Measurements for additional information.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation in fair value of investments includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
Notes Receivable from Participants

Rayonier Advanced Materials Inc. Jesup Plant Savings Plan for Hourly Employees

Notes to Financial Statements

Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017. No allowance for credit losses has been recorded as of December 31, 2018 and 2017. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Operating Expenses
Certain expenses of maintaining the Plan are paid directly by the Plan, including various advisors and the Plan auditor. Other expenses may be paid by the Sponsor. Fees charged by the individual funds and participant specific expenses deducted from the participant’s balance are reflected as a component of the net depreciation in fair value of investments. Participant accounts are charged with an allocation of administrative expenses.
Subsequent Events
The Plan has evaluated events and transactions that occurred through June 28, 2019, the date the financial statements were issued. No subsequent events were identified that warranted disclosure.

3.	Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date (an exit price). The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:

Level 1 -	Quoted prices in active markets for identical assets or liabilities.

Level 2 -
Observable inputs other than quoted prices included in level one, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 -
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.
Common stock fund Valued using the unit value calculated from the observable market price of the stock plus the cost of the short-term investment fund, which approximates fair value.
Pooled separate investment accounts Valued using the daily closing price of the underlying pool of securities as published. Purchases and sales may occur daily within these accounts. As of December 31, 2018 and 2017, there were no unfunded commitments. Should the Plan initiate a full redemption on any of the pooled separate investment accounts, the redemption period is immediate.
Mutual funds Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission and are actively traded. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.

Rayonier Advanced Materials Inc. Jesup Plant Savings Plan for Hourly Employees

Notes to Financial Statements

Collective trusts Valued using the NAV provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares owned. The NAV is a quoted price in a market that is not active. These funds transact at their NAV. There are no restrictions in place with respect to the daily redemption of the collective trust funds. There are no unfunded commitments at December 31, 2018 and 2017.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2018:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Advanced Materials Inc. Common Stock Fund	$—	$4,449,851	$—	$4,449,851
Pooled Separate Investment Accounts	—	6,192,773	—	6,192,773
Mutual Funds	994,466	—	—	994,466
Total assets in the fair value hierarchy	$994,466	$10,642,624	$—	11,637,090
Collective Trusts (a)				22,446,625
Investments at Fair Value				$34,083,715
a) Certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value, as of December 31, 2017:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Advanced Materials Inc. Common Stock Fund	$—	$4,691,499	$—	$4,691,499
Pooled Separate Investment Accounts	—	8,025,913	—	8,025,913
Mutual Funds	343,314	—	—	343,314
Total assets in the fair value hierarchy	$343,314	$12,717,412	$—	13,060,726
Collective Trusts (a)				25,599,269
Investments at Fair Value				$38,659,995
a) Certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	Fully Benefit-Responsive Investment Contract
The Plan holds a traditional investment contract that is fully benefit-responsive and, therefore, is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

The benefit-responsive investment contract with MassMutual is a separate account evergreen group annuity contract, or SAGIC. MassMutual maintains the contributions in a separate account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer, and in an instance of a shortfall in the separate account, claims would be against MassMutual’s general assets. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually

Rayonier Advanced Materials Inc. Jesup Plant Savings Plan for Hourly Employees

Notes to Financial Statements

obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a semiannual basis for resetting. The Plan may terminate the contract with 30 days prior notice.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) termination notice by the Company, (ii) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (iii) notice of termination by MassMutual on the anniversary date; (iv) a breach of contract by the Plan; or (v) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

5.	Company Dividends
The Plan received cash dividends of $80,012 on Rayonier Advanced Materials Inc. common stock owned during the year ended December 31, 2018.

6.	Party-in-Interest Transactions
Certain Plan investments are in Rayonier Advanced Materials Inc. common stock. As Rayonier Advanced Materials Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2018 and 2017, the Plan held approximately 401,944 and 215,730 shares of Rayonier Advanced Materials Inc. common stock, respectively, which represented approximately 0.8 percent and 0.4 percent of the Company’s total shares outstanding, respectively.
Certain Plan investments are in holdings managed by MassMutual, the Plan’s record keeper. Accordingly, these transactions qualify as party-in-interest transactions. MassMutual provides certain administrative services to the Plan pursuant to a Master Plan Services Agreement (“MSA”) between the Company and MassMutual. MassMutual receives revenue from mutual fund service providers for services provided to the funds. This revenue is used to offset certain amounts owed to MassMutual for its administrative services to the Plan.
If the revenue received by MassMutual from such mutual fund service providers exceeds the amount owed under the MSA, MassMutual remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants. Certain expenses from Plan Service provider as described in Note 2 are paid by the Plan. Accordingly, these transactions qualify as party-in-interest transactions.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

7.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.	Tax Status
The Plan has adopted a Volume Submitter Profit Sharing Plan with CODA Plan Document.  The Volume Submitter Plan received a favorable opinion letter from the IRS on March 31, 2014, stating that the form of this plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the date of the letter, the Plan administrator and the Plan’s tax counsel believe the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified, and the related Trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Rayonier Advanced Materials Inc. Jesup Plant Savings Plan for Hourly Employees

Notes to Financial Statements

9.	Reconciliation of Financial Statements to Form 5500
The following table is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2018 and 2017.

December 31, 2018
Net assets available for benefits per the financial statements	$48,746,438
Less: Contributions receivable	(163,246)
Interest receivable	(5,100)
Net assets available for benefits per Form 5500	$48,578,092

December 31, 2017
Net assets available for benefits per the financial statements	$52,099,791
Less: Contributions receivable	(156,861)
Interest receivable	(4,454)
Net assets available for benefits per Form 5500	$51,938,476
The following table is a reconciliation of changes in net assets available for benefits according to the financial statements as compared to Form 5500 for the year ended December 31, 2018.

Year Ended
December 31, 2018
Decrease in net assets available for benefits before transfers per the financial statements	$(3,279,145)
Change in contributions receivable	(6,385)
Change in interest receivable	(646)
Net loss per Form 5500	$(3,286,176)

Rayonier Advanced Materials Inc. Jesup Plant Savings Plan for Hourly Employees
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)
As of December 31, 2018

Plan Number 033
Employer Identification Number 46-4559529

(a)	(b) Identity of Issue	(c) Description	(e) Current Value
*	MassMutual	Separate Account Guaranteed Interest Contract	$12,454,471
	Prudential	Prudential Day One 2030	5,249,786
*	MassMutual	MM S&P 500 Index Fund	3,457,645
	Prudential	Prudential Day One 2025	3,327,316
	Prudential	Prudential Day One 2040	3,027,006
	Prudential	Prudential Day One 2035	2,455,200
	Prudential	Prudential Day One 2015	1,989,125
	Prudential	Prudential Day One 2020	1,987,410
	Prudential	Prudential Day One 2045	1,590,025
	Prudential	Prudential Day One Income Fund	1,521,260
	Prudential	Prudential Day One 2050	1,023,698
*	MassMutual	American Funds Growth Fund of America	1,002,360
*	MassMutual	Oppenheimer Developing Markets	167,097
*	MassMutual	Northern Mid Cap Index Fund	489,454
	Federated	MDT Small Cap Growth Fund	481,588
	Western Asset	Western Asset Core Bond Fund	397,172
*	MassMutual	MFS Value Fund	305,035
*	MassMutual	MM MSCI EAFE International Index Fund	268,862
	Prudential	Prudential Day One 2055	229,262
*	MassMutual	Small Cap Discovery (Vanguard)	214,849
*	MassMutual	Discovery (Wells Fargo)	181,994
*	MassMutual	American Funds EuroPacific Growth Fund	105,477
	Wells Fargo	Wells Fargo Spec Sm Cap Val	71,054
	Prudential	Prudential Day One 2060	46,537
	American Century	American Century Mid Cp Val	24,979
	PIMCO Funds	PIMCO Income Fund	19,673
*	Stock Fund	Rayonier Advanced Materials Inc. Common Stock Fund	4,449,851
*	Participant Loans	Participant Loans**	2,041,304
			$48,579,490

*	Denotes exempt party-in-interest transaction.
**	The loans bear fixed interest rates of 4.25 percent to 6.25 percent with maturities through May 27, 2038.
	Note: Investments are participant directed, thus cost information is not required.

See Independent Auditors’ Report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Savings Plan Committee for the Rayonier Advanced Materials Inc. Jesup Plant Savings Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rayonier Advanced Materials Inc. Jesup Plant Savings Plan for Hourly Employees
(Name of Plan)

/s/ JAMES L POSZE
James L Posze
Plan Administrator

Date: June 28, 2019

Exhibit Index

Exhibit No.	Description	Location
23	Consent of Independent Registered Public Accounting Firm	Filed herewith